UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                               (Amendment No. 2)


                              Acadia Realty Trust
                   ----------------------------------------
                               (Name of Issuer)


        Common Shares of Beneficial Interest, par value $.001 per share
                   ----------------------------------------

                        (Title of Class of Securities)


                                   004239109
                                --------------
                                (CUSIP Number)





                               December 31, 2005
                           -----------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ X ]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  027118108

1.  Names of Reporting Persons.

    Cliffwood Partners LLC

    I.R.S. Identification Nos. of above persons (entities only): 95-4648555

2.  Check the Appropriate Box if a Member of a Group

    (a) [X]

    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                Delaware, United States

Number of        5.  Sole Voting Power                           None
Shares
Beneficially     6.  Shared Voting Power                         1,662,800
Owned by Each
Reporting         7.  Sole Dispositive Power                      None
Person With
                 8.  Shared Dispositive Power                    1,662,800


9.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,800


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)

    5.27%

12. Type of Reporting Person            IA

1.  Names of Reporting Persons.

    Cliffwood Value Equity Fund, L.P.

    I.R.S. Identification Nos. of above persons (entities only): 95-4817104

2.  Check the Appropriate Box if a Member of a Group

    (a) [X]

    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                Delaware, United States

Number of        5.  Sole Voting Power                           None
Shares
Beneficially     6.  Shared Voting Power                         1,662,800
Owned by Each
Reporting         7.  Sole Dispositive Power                      None
Person With
                 8.  Shared Dispositive Power                    1,662,800

9.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)

    5.27%

12. Type of Reporting Person            PN

1.  Names of Reporting Persons.

    Cliffwood Value Equity Fund II, L.P.

    I.R.S. Identification Nos. of above persons (entities only): 57-1186067

2.  Check the Appropriate Box if a Member of a Group

    (a) [X]

    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                Delaware, United States

Number of        5.  Sole Voting Power                           None
Shares
Beneficially     6.  Shared Voting Power                         1,662,800
Owned by Each
Reporting         7.  Sole Dispositive Power                      None
Person With
                 8.  Shared Dispositive Power                    1,662,800


9.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)

    5.27%

12. Type of Reporting Person            PN

1.  Names of Reporting Persons.

    Cliffwood Absolute Return Strategy Ltd.

    I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group

    (a) [X]

    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization    Cayman Islands, British West Indies

Number of        5.  Sole Voting Power                           None
Shares
Beneficially     6.  Shared Voting Power                         1,662,800
Owned by Each
Reporting         7.  Sole Dispositive Power                      None
Person With
                 8.  Shared Dispositive Power                    1,662,800


9.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)

    5.27%

12. Type of Reporting Person            OO

1.  Names of Reporting Persons.

    Cliffwood Absolute Return Strategy, L.P.

    I.R.S. Identification Nos. of above persons (entities only): 95-4789951

2.  Check the Appropriate Box if a Member of a Group

    (a) [X]

    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                Delaware, United States

Number of        5.  Sole Voting Power                           None
Shares
Beneficially     6.  Shared Voting Power                         1,662,800
Owned by Each
Reporting         7.  Sole Dispositive Power                      None
Person With
                 8.  Shared Dispositive Power                    1,662,800


9.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)

    5.27%

12. Type of Reporting Person            PN

13. Names of Reporting Persons.

    Cliffwood Value Equity / WB Fund, L.P.

    I.R.S. Identification Nos. of above persons (entities only): 20-3036834

14.  Check the Appropriate Box if a Member of a Group

    (a) [X]

    (b) [ ]

15.  SEC Use Only

16.  Citizenship or Place of Organization                Delaware, United States

Number of        17.  Sole Voting Power                           None
Shares
Beneficially     18.  Shared Voting Power                         1,662,800
Owned by Each
Reporting         19.  Sole Dispositive Power                      None
Person With
                 20.  Shared Dispositive Power                    1,662,800


21.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,800

22. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

23. Percent of Class Represented by Amount in Row (9)

    5.27%

24. Type of Reporting Person            PN

Item 1(a)       Name of Issuer:
                Acadia Realty Trust

Item 1(b)       Address of Issuer's Principal Executive Offices:
                1311 Mamaroneck Avenue
                Suite 260
                White Plains, NY 10605

Item 2(a)       Name of Person Filing
Item 2(b)       Address of Principal Business Office or, if None, Residence
Item 2(c)       Citizenship

                Cliffwood Partners LLC
                11726 San Vicente Blvd. #600
                Los Angeles, CA 90049
                Delaware limited liability company

                Cliffwood Value Equity Fund, L.P.
                c/o Cliffwood Partners LLC
                11726 San Vicente Blvd. #600
                Los Angeles, CA  90049
                Delaware limited partnership

                Cliffwood Value Equity Fund II, L.P.
                c/o Cliffwood Partners LLC
                11726 San Vicente Blvd. #600
                Los Angeles, CA  90049
                Delaware limited partnership

                Cliffwood Absolute Return Strategy Ltd.
                c/o CITCO Fund Services (Cayman Islands) Limited
                P.O. Box 31106 SMB
                Regatta Office Park
                West Bay Road
                Grand Cayman, Cayman Islands
                Cayman Islands exempted company

                Cliffwood Absolute Return Strategy, L.P.
                c/o Cliffwood Partners LLC
                11726 San Vicente Blvd. #600
                Los Angeles, CA  90049
                Delaware limited partnership

                Cliffwood Value Equity / WB Fund, L.P.
                c/o Cliffwood Partners LLC
                11726 San Vicente Blvd. #600
                Los Angeles, CA  90049
                Delaware limited partnership

Item 2(d)       Title  of Class of Securities:

                Common Stock, $.01 par value per share

Item 2(e)       CUSIP Number:

                004239109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a)[ ] Broker or dealer registered under Section 15 of the Exchange Act.

               (b)[ ]  Bank as defined inSection 3(a)(6) of the Exchange Act.

               (c)[ ]  Insurance company as defined in Section
                       3(a)(19) of the Exchange Act.

               (d)[ ] Investment company registered under Section 8 of the Investment Company Act.

               (e)[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

               (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)[ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership:

          Cliffwood Partners LLC
          Cliffwood Value Equity Fund, L.P.
          Cliffwood Value Equity Fund II, L.P.
          Cliffwood Absolute Return Strategy Ltd.
          Cliffwood Absolute Return Strategy, L.P.
          Cliffwood Value Equity/WB Fund, L.P.
          Oregon Public Employees' Retirement Fund
          Swarthmore College
          1199 Health Care Employees' Pension Fund
          The Common Fund
          Guggenheim Trust Company

          a. Amount beneficially owned: Cliffwood Value Equity Fund, L.P. beneficially owns 649,500 shares of common stock; Cliffwood Value Equity Fund II, L.P. beneficially owns 18,300 shares of common stock; Cliffwood Absolute Return Strategy Ltd. beneficially owns 42,200 shares of common stock; Cliffwood Absolute Return Strategy, L.P. beneficially owns 231,700 shares of common stock; Cliffwood Value Equity / WB Fund, L.P. beneficially owns 138,300 shares of common stock; Oregon Public Employees Retirement Fund beneficially owns 214,400 shares of common stock (through an account managed by Cliffwood Partners LLC); Swarthmore College beneficially owns 91,600 shares of common stock (through an account managed by Cliffwood Partners LLC); 1199 Health Care Employees' Retirement Fund beneficially owns 97,300 shares of common stock (through an account managed by Cliffwood Partners LLC; The Common Fund beneficially owns 75,600 shares of common stock (through an account managed by Cliffwood Partners LLC) and Guggenheim Trust Company beneficially owns 103,900 shares of common stock for an aggregate total of 1,662,800 shares of common stock.

          b. Percent of Class: 5.27% of the aggregate outstanding shares of that class based upon information provided by Acadia Realty Trust in its most recently filed quarterly report on form 10-Q which stated that there were approximately 31,541,175 common shares of beneficial interest outstanding as of November 8, 2005.

      The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Cliffwood Partners LLC for each of Cliffwood Value Equity Fund, L.P., Cliffwood Value Equity Fund II, L.P., Cliffwood Absolute Return Strategy Ltd., Cliffwood Absolute Return Strategy, L.P., Cliffwood Value Equity / WB Fund L.P., Oregon Public Employees' Retirement Fund's managed account, Swarthmore College's managed account, 1199 Health Care Employees' Retirement Fund's managed account, The Common Fund's managed account and Guggenheim Trust Company's managed account.

Item 5.   Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable

Item 8.   Identification and Classification of Members of the Group:

          Not applicable

Item 9.   Notice of Dissolution of Group:

          Not applicable.

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            February 14, 2006
                                                            -----------------
                                                                  Date


                                                         /s/ Carl B. Tash
                                                         ----------------------
                                                           Carl B. Tash, CEO

CLIFFWOOD PARTNERS LLC

/s/ Carl B. Tash
------------------------------------
Carl B. Tash, CEO

CLIFFWOOD VALUE EQUITY FUND, L.P.
By: Cliffwood Partners LLC,
     its general partner

/s/ Carl B. Tash
--------------------------------------
Carl B. Tash, CEO

CLIFFWOOD VALUE EQUITY FUND II, L.P.
By: Cliffwood Partners LLC,
     its general partner

/s/ Carl B. Tash
--------------------------------------
Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN STRATEGY LTD.
By: Cliffwood Partners LLC,
     as investment manager

/s/ Carl B. Tash
--------------------------------------
Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN STRATEGY, L.P.
By: Cliffwood Partners LLC,
     its general partner

/s/ Carl B. Tash
--------------------------------------
Carl B. Tash, CEO

CLIFFWOOD VALUE EQUITY/WB FUND, L.P.
By: Cliffwood Partners LLC,
     its general partner

/s/ Carl B. Tash
--------------------------------------
Carl B. Tash, CEO